Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-274797

Prospectus Addendum

(to Prospectus dated September 29, 2023)

GOLDMAN SACHS BDC, INC.

2.875% Notes due 2026

Affiliates of Goldman Sachs BDC, Inc. (“GS BDC”), including Goldman Sachs & Co. LLC, may use this prospectus addendum in connection with offers and sales in secondary markets related to market-making transactions in GS BDC’s outstanding 2.875% notes due 2026 (the “Notes”). These affiliates of GS BDC may act as principal or agent in those transactions. Secondary market sales by any of these affiliates will be made at prices related to prevailing market prices at the time of sale. GS BDC will not receive any of the proceeds of those sales. These affiliates of GS BDC do not have any obligation to make a market in the Notes, and may discontinue their market-making activities at any time without notice, in their sole discretion.

The Notes being offered by use of this prospectus addendum were initially offered and sold pursuant to a previously filed registration statement of GS BDC (File No.  333-250189), the GS BDC prospectus supplement, dated November 19, 2020, and the GS BDC prospectus, dated November 19, 2020. You should refer to these documents for information regarding the terms of the Notes. The description of Notes and other information in these documents is incorporated by reference into this prospectus addendum, except that information contained in these documents that constitutes a description of GS BDC is superseded by the information in GS BDC’s most recent Annual Report on Form 10-K, any subsequent reports on Form 10-Q and any applicable Current Reports on Form 8-K, all of which are incorporated by reference into GS BDC’s prospectus to which this prospectus addendum relates. Unless you are informed otherwise in the confirmation of sale, this prospectus addendum is being used in a market-making transaction.

GS BDC is an externally managed specialty finance company that is a non-diversified, closed-end, management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). GS BDC is focused on lending to “middle-market companies,” a term GS BDC generally uses to refer to companies with between $5 million and $200 million of annual earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) excluding certain one-time, and non-recurring items that are outside the operations of these companies. GS BDC’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

Investing in the Notes involves a high degree of risk and is highly speculative. Before investing in the Notes, you should read the discussion of the material risks of investing in GS BDC’s securities in the section titled “Risk Factors” in GS BDC’s most recent Annual Report on Form 10-K, any subsequent Quarterly Report on Form 10-Q, and in the prospectus supplement and prospectus referenced above.

Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC

Prospectus Addendum dated May 13, 2025.